RICHFOOD ANNOUNCES THREE-FOR-TWO
          STOCK SPLIT AND 50% INCREASE IN CASH DIVIDEND

     RICHMOND, VA, August 29, 1996....Richfood Holdings, Inc.
(Nasdaq/NM:RCHF) announced today that its Board of Directors has declared a three-for-two split of the Company's Common Stock. The additional shares issuable in the split will be distributed on or about September 30, 1996, to shareholders of record on September 16, 1996.

     At the same meeting Richfood's Board of Directors announced that it will maintain the Company's current quarterly cash dividend at $.03 per share for the first quarter after the split, representing a 50% increase in the dividend. The Board declared a quarterly cash dividend of $.045 per share before giving effect to the three-for-two split (equivalent to $.03 per share after the split) payable on or about September 30, 1996, to shareholders of record on September 16, 1996.

     Donald D. Bennett, Chairman and Chief Executive Officer of Richfood, said: "The purpose of the three-for-two split is to broaden public interest in Richfood's stock while making shares more available for purchase and sale. The Board's decision to increase the quarterly cash dividend reflects the Board's continued confidence in the Company's results."

     Fractional shares will not be issued in the split. Instead, the Company will pay cash in lieu of fractional shares based upon the closing price for the Common Stock on September 16, 1996, as reported on the Nasdaq Stock Market, as adjusted to reflect the three-for-two split.

     At present there are 31,522,896 shares of Richfood Common
Stock outstanding. After the split, there will be approximately issued and outstanding 47,284,344 shares.

     Richfood Holdings, Inc., headquartered in Richmond, Virginia, is the largest wholesale food distributor in the mid-Atlantic operating region and the fourth largest in the United States. The Company provides a full range of grocery, dairy, frozen food, produce and meat products to chain and independent retailers throughout the region.

     The Company has four principal operating divisions:
Richfood/Virginia based in Richmond, Virginia, operates a 1.3 million square foot distribution center; Richfood/Pennsylvania, based in Harrisburg, Pennsylvania, operates approximately 1.0 million square feet of warehouse capacity in Harrisburg, Pennsylvania, and a 6.3 million cubic foot automated frozen food distribution center in West Point, Pennsylvania; the METRO/BASICS Retail Division, based in metropolitan Baltimore, Maryland, operates seventeen retail food stores; and the Richfood Dairy, based in Richmond, Virginia, operates a fluid dairy.

For additional information, contact:

J. Stuart Newton
Senior Vice President and
Chief Financial Officer
Richfood Holdings, Inc.
(804) 746-6291